Exhibit 99.1
FCA posts record third quarter: Adjusted EBIT up 17% to €1.8 billion, Adjusted Net Profit up 25% to €922 million, Net Profit up 50% to €910 million and Adjusted EBIT margin of 6.7%, up 110 bps.
Full-year guidance is confirmed.

•	Worldwide combined shipments(1) of 1,123 thousand units, in line with Q3 2016

•	Net revenues of €26.4 billion, down 2% (up 2% at constant exchange rates, or CER)

•	Adjusted EBIT of €1,758 million, up 17% (up 23% at CER) with all segments profitable and higher than prior year

•	Group margin of 6.7%, up 110 bps; higher margins in all segments: NAFTA at 8.0%, Maserati at 13.8% and Components at 5.3%

•	Adjusted net profit of €922 million, up 25%; Net profit of €910 million, up 50%

•	Net industrial debt of €4.4 billion, €0.2 billion higher than June 2017 (unchanged at CER)

•	During the quarter, S&P raised FCA's outlook to positive from stable and affirmed its long-term debt rating at "BB"

Nine months ended September 30				FINANCIAL RESULTS	Three months ended September 30
2017	2016	Change		(€ million, except as otherwise noted)	2017	2016	Change
3,493	3,487	6	—%	Combined shipments(1) (thousands of units)	1,123	1,123	—	—%
3,267	3,327	(60)	(2)%	Consolidated shipments(1) (thousands of units)	1,051	1,066	(15)	(1)%
82,058	81,299	759	+1%	Net revenues	26,414	26,836	(422)	(2)%
5,160	4,507	653	+14%	Adjusted EBIT(2)	1,758	1,500	258	+17%
2,706	1,405	1,301	+93%	Net profit	910	606	304	+50%
2,673	1,977	696	+35%	Adjusted net profit(2)	922	740	182	+25%
1.734	0.890	0.844		Diluted earnings per share (EPS) (€)	0.584	0.388	0.196
1.713	1.256	0.457		Adjusted diluted EPS(2) (€)	0.592	0.474	0.118

At September 30, 2017	At December 31, 2016	Change			At September 30, 2017	At June 30, 2017	Change
(4,405)	(4,585)	180		Net industrial debt(2)	(4,405)	(4,226)	(179)
(18,640)	(24,048)	5,408		Debt	(18,640)	(19,140)	500
19,547	23,801	(4,254)		Available liquidity	19,547	19,953	(406)

ADJUSTED EBIT	ADJUSTED NET PROFIT

•
Record Q3, all segments improved
•
Continued strong performance in NAFTA with margin up 40 bps to 8.0% despite lower shipments
•
LATAM margin up to 2.8%
•
Higher APAC results reflecting insurance recoveries relating to Q3 2015 Tianjin (China) port explosions
•
Maserati margin up 200 bps to 13.8%

•
Adjusted net profit up 25%, reflecting continued strong operating performance
•
Net financial expenses of €321 million, down €207 million primarily as a result of ongoing gross debt reduction
•
Tax expense in Adjusted net profit of €515 million, up €283 million primarily due to higher Profit before tax along with reduced tax credits

NET INDUSTRIAL DEBT	2017 GUIDANCE(3)

•
Increase of €179 million from June 2017 attributable to negative foreign exchange translation effects
•
Cash flows from operations improved by €1.2 billion from prior year
•
Available liquidity remained strong at €19.5 billion, down €0.4 billion from June 2017, unchanged at CER
The Group confirms full-year guidance:
• Net revenues €115 - €120 billion • Adjusted EBIT > €7.0 billion • Adjusted net profit > €3.0 billion • Net industrial debt < €2.5 billion

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(1) Combined shipments include all shipments by the Group's unconsolidated joint ventures, whereas consolidated shipments only include shipments from the Group's consolidated subsidiaries; (2) Refer to page 6 for reconciliations of Net profit to Adjusted EBIT, Net profit to Adjusted net profit and Diluted EPS to Adjusted diluted EPS and page 7 for the reconciliation of Debt to Net industrial debt; (3) Guidance is not provided on the most directly comparable IFRS financial statement line item for Adjusted EBIT and Adjusted net profit as the income or expense excluded from these non-GAAP financial measures in accordance with our policy are, by definition, not predictable and uncertain.

Results by segment

Net revenues and Adjusted EBIT
Net revenues			Adjusted EBIT
Three months ended September 30			Three months ended September 30
2017	2016	(€ million)	2017	2016
16,126	16,810	NAFTA	1,286	1,281
2,115	1,491	LATAM	59	(16)
782	861	APAC	109	21
4,975	5,070	EMEA	127	104
821	873	Maserati	113	103
2,413	2,390	Components (Magneti Marelli, Comau, Teksid)	127	112
(818)	(659)	Other activities, unallocated items and eliminations	(63)	(105)
26,414	26,836	Total	1,758	1,500

NAFTA	Three months ended September 30		Change
	2017	2016	Actual	CER
Shipments (thousands of units)	592	627	(6)%	—
Net revenues (€ million)	16,126	16,810	(4)%	+1%
Adjusted EBIT (€ million)	1,286	1,281	—%	+6%
Adjusted EBIT margin	8.0%	7.6%	+40 bps	—

Favorable mix contributed to growth in margin
•
U.S. market share(4) at 11.3%, down 120 bps year-over-year due primarily to reduced fleet sales, representing 15% of total sales, down from 21%
•
Decrease in shipments mainly due to lower fleet volumes and discontinued vehicles, partially offset by increased shipments for the Ram brand and the all-new Alfa Romeo Stelvio and Giulia
•
Decrease in Net revenues mainly due to lower shipments and negative foreign exchange translation, partially offset by favorable vehicle and market mix
•
Adjusted EBIT in line with Q3 2016, up 6% at CER, mainly due to favorable vehicle and market mix, as well as purchasing efficiencies, partially offset by lower volumes, higher industrial costs due to capacity realignment plan and higher warranty costs for certain older model years

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(4) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit and Ward’s Automotive.

LATAM	Three months ended September 30		Change
	2017	2016	Actual	CER
Shipments (thousands of units)	140	111	+26%	—
Net revenues (€ million)	2,115	1,491	+42%	+44%
Adjusted EBIT (€ million)	59	(16)	n.m.(5)	n.m.(5)
Adjusted EBIT margin	2.8%	(1.1)%	n.m.(5)	—

New products lead to 26% higher volumes and improved mix
•
Market share(6) down 100 bps in Brazil to 17.6%, up 80 bps in Argentina from 11.2% to 12.0%
•
Increase in shipments mainly due to the all-new Fiat Argo and Jeep Compass, as well as Fiat Mobi
•
Net revenues increase due to higher shipments, favorable vehicle mix and higher net pricing in Argentina, as well as lower Brazil indirect taxes
•
Adjusted EBIT increase mainly as a result of higher Net revenues, partially offset by increased product costs, primarily due to input cost inflation and depreciation and amortization related to new vehicles
•
Adjusted EBIT excludes total charges of €29 million, including €24 million of asset impairment charges resulting from product portfolio changes

APAC	Three months ended September 30		Change
	2017	2016	Actual	CER
Combined shipments(1) (thousands of units)	66	61	+8%	—
Consolidated shipments(1) (thousands of units)	23	22	+5%	—
Net revenues (€ million)	782	861	(9)%	(4)%
Adjusted EBIT (€ million)	109	21	+419%	+463%
Adjusted EBIT margin	13.9%	2.4%	n.m.(5)	—

Launched production of all-new Jeep Compass in India; Tianjin insurance recoveries received
•
Consolidated shipments increase due to localized production of Jeep in India, as well as Alfa Romeo in China, largely offset by decreased import shipments of Jeep to China. In addition, higher combined shipments include continued ramp-up in localized Jeep production through JV in China
•
Net revenues decrease primarily as a result of lower parts and components sales, as well as negative foreign exchange translation effects
•
Increase in Adjusted EBIT primarily due to Tianjin (China) insurance recoveries and favorable net pricing, partially offset by negative foreign exchange transaction effects and launch costs for Alfa Romeo
•
Insurance recoveries of €155 million recognized relating to the final settlement of claims for the Tianjin port explosions in Q3 2015, of which €68 million is excluded from Adjusted EBIT, consistent with the classification of the losses to which the insurance recovery relates

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(5) Number is not meaningful; (6) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit, National Organization of Automotive Vehicles Distribution and Association of Automotive Producers.

EMEA	Three months ended September 30		Change
	2017	2016	Actual	CER
Shipments (thousands of units)	285	295	(3)%	—
Net revenues (€ million)	4,975	5,070	(2)%	(1)%
Adjusted EBIT (€ million)	127	104	+22%	+21%
Adjusted EBIT margin	2.6%	2.1%	+50 bps	—

Continued improvement in EMEA region, Adjusted EBIT up 22%
•
European market share (EU28+EFTA) for passenger cars up 10 bps to 6.2% and down 10 bps to 10.9% for light commercial vehicles (LCVs)(7)
•
Decrease in shipments primarily attributable to market conditions in the UK and reduced LCV fleet shipments in Italy due to non-repeat of a large transaction in prior year, partially offset by all-new Jeep Compass and all-new Alfa Romeo Stelvio
•
Net revenues decrease due to lower volumes, negative net pricing and depreciation of GBP, partially offset by positive vehicle mix
•
Adjusted EBIT increase primarily from positive vehicle mix, manufacturing and purchasing cost efficiencies and continued cost containment, partially offset by negative net pricing, as well as increased costs for Alfa Romeo
•
Adjusted EBIT excludes total charges of €56 million for asset impairments resulting from changes in product portfolio

MASERATI	Three months ended September 30		Change
	2017	2016	Actual	CER
Shipments (thousands of units)	10.9	10.7	+2%	—
Net revenues (€ million)	821	873	(6)%	(2)%
Adjusted EBIT (€ million)	113	103	+10%	+12%
Adjusted EBIT margin	13.8%	11.8%	+200 bps	—

Adjusted EBIT margin up to 13.8% from 11.8%
•
Higher Levante shipments largely offset by lower Quattroporte volumes
•
Net revenues decrease primarily due to negative foreign exchange and lower shipments to China, partially offset by higher volumes in the rest of Asia; pricing pressure offset by increased option content
•
Adjusted EBIT increase primarily due to lower industrial costs, partially offset by negative foreign exchange effects

COMPONENTS (Magneti Marelli, Comau and Teksid)	Three months ended September 30		Change
	2017	2016	Actual	CER
Net revenues (€ million)	2,413	2,390	+1%	+3%
Adjusted EBIT (€ million)	127	112	+13%	+17%
Adjusted EBIT margin	5.3%	4.7%	+60 bps	—

Adjusted EBIT up 13%, with margin up 60 bps to 5.3%
•
Net revenues flat, primarily reflecting higher volumes across all three businesses, partially offset by foreign exchange translation effects
•
Adjusted EBIT increase mainly due to industrial efficiencies resulting from World Class Manufacturing initiatives at Magneti Marelli
•
Adjusted EBIT excludes a net gain of €21 million primarily related to the disposal of certain operating facilities

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(7) Due to unavailability of market data for Italy, the figures reported are an extrapolation and discrepancies with actual data could exist.

Brand Activity

▪
All-new Jeep Compass launched in India, where it is locally produced, and in Argentina
▪
Jeep Compass received five-star safety rating from EuroNCAP
▪
Jeep Grand Cherokee named “Best in Class Ideal Mid-Size SUV” in the 2017 AutoPacific Ideal Vehicle Awards

▪
Maserati reveals the world premiere of the new Ghibli, available in GranLusso and GranSport versions, at the Chengdu Motor Show in August 2017
▪
Maserati presents the world premiere of the MY18 Levante, Quattroporte, GranTurismo and GranCabrio, and the European premier of the new Ghibli GranLusso and GranSport versions at the 2017 Frankfurt Motor Show

▪
Alfa Romeo Giulia launched in Japan
▪
Alfa Romeo Stelvio launched in the UK and North America
▪
Alfa Romeo Stelvio Quadrifoglio claims title of world's fastest production SUV at Germany's Nürburgring
▪
Alfa Romeo named “Design Brand of the Year” by readers of auto motor und sport and the Alfa Romeo Stelvio wins in the “Large SUVs” category

▪
Chrysler Pacifica named “Best in Class Ideal Minivan” in the 2017 AutoPacific Ideal Vehicle Awards
▪
Chrysler Pacifica ranks highest in Minivan Segment in J.D Power's 2017 U.S. APEAL Study
▪
Chrysler enters into family ride-share partnership with Kango in San Francisco market

▪ 2018 Dodge Durango SRT named to Wards 10 Best User Experience List ▪ Dodge Challenger ranks highest in Midsize Sporty Car Segment in J.D. Power 2017 U.S. APEAL Study

▪
Fiat 500 joins the permanent collection at The Museum of Modern Art in New York
▪
Fiat marks 60th anniversary of the iconic Fiat 500 with the launch of the special series 500 Anniversario
▪
Fiat brand introduces new 500X Urbana Edition in North America
▪
Fiat launches all-new Argo hatchback in Argentina

▪ Fiat Professional Ducato named “Fleet Van of the Year” at UK's Motor Transport Awards 2017

▪
Ram unveils new Laramie Longhorn Southfork edition and new Ram heavy-duty Lone Star Silver edition at State Fair of Texas
▪
2018 Ram 3500 launches with highest ever torque rating for a pickup, with 930 lb-ft and best-in-class fifth-wheel towing capacity of 30,000 lbs

Reconciliations

Nine months ended September 30		Net profit to Adjusted EBIT	Three months ended September 30
2017	2016	(€ million)	2017	2016
2,706	1,405	Net profit	910	606
2,110	772	Tax expense	530	207
1,126	1,531	Net financial expenses	321	528
		Adjustments:
(895)	—	Reversal of a Brazilian indirect tax liability	—	—
135	16	Impairment expense	80	16
(68)	—	Tianjin (China) port explosions insurance recoveries	(68)	—
—	414	Recall campaigns - airbag inflators	—	—
—	157	Costs for recall - contested with supplier	—	157
—	156	NAFTA capacity realignment	—	—
89	66	Restructuring costs/(reversal)	10	(1)
—	19	Currency devaluations	—	—
43	—	Resolution of certain Components legal matters	—	—
(76)	(13)	Gains on disposal of investments	(27)	(8)
(10)	(16)	Other	2	(5)
(782)	799	Total adjustments	(3)	159
5,160	4,507	Adjusted EBIT(8)	1,758	1,500

Nine months ended September 30		Net profit to Adjusted net profit	Three months ended September 30
2017	2016	(€ million)	2017	2016
2,706	1,405	Net profit	910	606
(782)	799	Adjustments (as above)	(3)	159
15	(227)	Tax impact on adjustments	15	(25)
281	—	Reduction of deferred tax assets related to reversal of a Brazilian indirect tax liability	—	—
453	—	Brazil deferred tax assets write-off	—	—
(33)	572	Total adjustments	12	134
2,673	1,977	Adjusted net profit(9)	922	740

Nine months ended September 30		Diluted EPS to Adjusted diluted EPS	Three months ended September 30
2017	2016		2017	2016
1.734	0.890	Diluted EPS (€/share)	0.584	0.388
(33)	572	Total adjustments, net of taxes (€ million)	12	134
(0.021)	0.366	Impact of adjustments on Diluted EPS (€/share)	0.008	0.086
1.713	1.256	Adjusted diluted EPS (€/share)(10)	0.592	0.474
1,553,407	1,563,044	Weighted average number of shares outstanding for Diluted EPS (thousand)	1,558,936	1,565,634

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(8) Adjusted EBIT excludes certain adjustments from Net profit including: gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense/(benefit); (9) Adjusted net profit is calculated as Net profit/(loss) excluding post-tax impacts of the same items excluded from Adjusted EBIT, as well as financial income/(expenses) and tax income/(expenses) considered rare or discrete events that are infrequent in nature; (10) Adjusted diluted EPS is calculated by adjusting Diluted EPS for the post-tax impact of the same items excluded from Adjusted EBIT, as well as financial income/(expenses) and tax income/(expenses) considered rare or discrete events that are infrequent in nature.

Debt to Net industrial debt	At September 30, 2017	At June 30, 2017	At December 31, 2016
(€ million)
Debt	(18,640)	(19,140)	(24,048)
Current financial receivables from jointly-controlled financial services companies	177	166	80
Derivative financial (assets)/liabilities, net and collateral deposits	200	296	(150)
Current Available-for-sale and Held-for-trading securities	197	197	241
Cash and cash equivalents	11,753	12,306	17,318
Debt classified as held for sale	—	—	(9)
Net debt	(6,313)	(6,175)	(6,568)
Less: Net financial services debt	1,908	1,949	1,983
Net industrial debt(11)	(4,405)	(4,226)	(4,585)

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(11) Net industrial debt is computed as: Debt plus derivative financial liabilities related to industrial activities less (i) cash and cash equivalents, (ii) current available-for-sale and held-for trading securities, (iii) current financial receivables from Group or jointly controlled financial services entities and (iv) derivative financial assets and collateral deposits; therefore, debt, cash and cash equivalents and other financial assets/liabilities pertaining to financial services entities are excluded from the computation of Net industrial debt. Net industrial debt should not be considered as a substitute for cash flows or other financial measures under IFRS; in addition, Net industrial debt depends on the amount of cash and cash equivalents at each balance sheet date, which may be affected by the timing of monetization of receivables and the payment of accounts payable, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Group’s control. Net industrial debt should therefore be evaluated alongside these other measures as reported under IFRS for a more complete view of the Company’s capital structure and liquidity.

This document, and in particular the section entitled “2017 Guidance”, contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group's ability to maintain vehicle shipment volumes; changes in the global financial markets, general economic  environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, including with regard to trade policy; the Group's ability to expand certain of the Group's brands internationally; various types of claims, lawsuits, governmental investigations and other contingent obligations against the Group, including product liability and warranty claims and environmental claims, governmental investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the Group's ability to enrich its product portfolio and offer innovative products; the high level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the Group's defined benefit pension plans; the Group's ability to provide or arrange for adequate access to financing for the Group's dealers and retail customers and risks associated with financial services companies;  the Group's ability to access funding to execute the Group's business plan and improve the Group's business, financial condition and results of operations; changes in the Group's credit ratings; the Group's ability to realize anticipated benefits from any joint venture arrangements and other strategic alliances; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters and other risks and uncertainties.

Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

On October 24, 2017, at 4 p.m. BST, management will hold a conference call to present the 2017 third quarter results to financial analysts and institutional investors. The call can be followed live and a recording will be available later on the Group website (http://www.fcagroup.com/en-us/pages/home.aspx). The supporting document will be made available on the Group website prior to the call.

London, October 24, 2017